August 29, 2018

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	PACCAR Inc
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 21, 2018
Form 10-Q for Fiscal Quarter Ended March 31, 2018
Filed May 4, 2018
File Number: 001-14817

Dear Mr. Shenk:

This letter is in response to the SEC Staff’s comments as set forth in your letter dated August 1, 2018, regarding PACCAR Inc’s Form 10-K for the fiscal year ended December 31, 2017 and Form 10-Q for the fiscal quarter ended March 31, 2018. For convenience, your letter’s comments have been reproduced in italics.

Form 10-Q for the Quarter Ended March 31, 2018

Notes to Consolidated Financial Statements

Note B – Sales and Revenues, page 10

1.

We have reviewed your response to prior comment three. We noted in your response to prior comment 1 you state most trucks are manufactured to end customer specifications and some trucks are manufactured to dealer specifications where the dealer does not have a specific customer order to fill. In your reference to ASC 606-10-25-27(c) you only addressed trucks built to dealer specifications. Please explain to us your analysis of this provision in regard to trucks built to customer specifications.

Response:

The vast majority of the Company’s trucks are sold directly to its independent dealers, who resell the products to an end customer. There are small amounts of truck sales (approximately 1%) that occur through a few company owned dealers. In those cases, the Company does not recognize the sale until the end user customer takes delivery of the truck. In addition, there are a few sales (approximately 1%) with certain customers in Europe where the sales contracts are with the end user customer and delivery is direct from the Company to the end user customer.  In those cases, revenue is recognized when the truck is shipped to the end user customer.

August 29, 2018

With respect to trucks sold to independent dealers, most trucks are manufactured to end customer specifications based on the option and configuration choices the customer made when the dealer placed the order. Some trucks are manufactured to dealer specifications where the dealer does not have a specific customer order to fill.

Multiple Unit Order and Delivery Process

Truck orders are generally placed by the independent dealers between two weeks and twelve months prior to delivery of the vehicle, depending on industry backlogs and end customer delivery requirements. Truck orders placed by dealers for their customers range in size from a single unit to orders of more than a hundred trucks with a common set of industry standard specifications. These orders establish an agreed upon specification and a price. The purchase agreement provides that the order is fulfilled as each truck is completed and shipped to the dealer. The process of assembling a finished truck is almost always within a few days. The independent dealer obtains benefits from each truck on its own and the Company’s promise is to deliver each truck based on stated delivery requirements rather than the total truck order. The Company considers each truck within a multiple truck purchase order as a distinct good under ASC 606-10-25-19. Therefore, revenue is recognized at the point in time each individual truck is completed and shipped to the independent dealer.

Customization

The dealer is the Company’s customer and places the order. The specifications requested by the dealer will include items such as chassis length, engine type and horsepower, number and type of axles, tires, interior and exterior colors chosen from the options and choices made available by the Company. Trucks are customized based on pre-configured options which are within industry standard specifications. Accordingly, the trucks are not so unique as to not be readily saleable to another dealer. There are no contractual or practical limitations which would prevent the Company from redirecting a truck to another dealer, and any costs incurred (such as changing paint color) would not be significant. The Company is only entitled to payment when the truck is fully assembled and the dealer takes control, which generally occurs upon shipment. At this point the Company has met its performance obligation and any further customization to the truck is the dealer’s responsibility. The Company is not entitled to payment for a partially completed truck. Therefore, the Company does not meet the provisions of ASC 606-10-25-27(c) as the Company’s performance creates an asset with an alternative use and it has no enforceable right to payment for a partially completed truck.

Depending on the nature of the truck, the dealer may perform additional work, such as installing aftermarket accessories, custom decals or arranging to have a dump or mixer body installed on the truck. The dealer is solely responsible for managing the process of preparation before the truck is delivered to its customer.

Please feel free to contact me if you have any questions.

Sincerely,

/s/ Harrie C.A.M. Schippers
Harrie C.A.M. Schippers
President and Chief Financial Officer